UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

SOUTHERN TRUST SECURITIES HOLDING CORP.

(Name of Small Business Issuer in its charter)

Florida	65-1001593
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2121 Ponce de Leon Blvd., Suite 340

 Coral Gables, Florida 33134

(305) 448-0080

(Address and telephone number of principal executive offices and principal place of business)

Robert Escobio

Chief Executive Officer

Southern Trust Securities Holding Corp.

2121 Ponce de Leon Blvd., Suite 340

Coral Gables, Florida 33134

(305) 448-0080

(Name, address and telephone number of agent for service)

Copies to:

Kathleen Brown, Esq.

Law Office of Kathleen Brown, P.C.

4531 N. 11th St.

Arlington, Virginia 22201

(703) 622-8484

Fax: (703) 852-2716

Securities to be registered under Section 12(b) of the Act: None. Securities to be registered under Section 12(g) of the Act: Common Stock.

TABLE OF CONTENTS

Summary	3

Risk Factors	5

Cautionary Statement About Forward-Looking Information	10

Directors, Executive Officers, Promoters and Control Persons	11

Director Independence	12

Security Ownership of Certain Beneficial Owners and Management	13

Business	14

Properties	19

Legal Proceedings	19

Management's Discussion and Analysis of Financial Condition and Results of Operations	20

Market for Common Equity and Related Shareholder Matters	28

Certain Relationships and Related Transactions	29

Executive and Director Compensation	30

Description of Securities	33

Indemnification of Officers and Directors	35

Recent Sales of Unregistered Securities	36

Experts	38

Financial Statements	F-1 F-15

Exhibits

SUMMARY

The following summary highlights the key information contained elsewhere in this registration statement. In this registration statement, “Southern Trust,” the “Company,” “we,” “us,” and “our” refer to Southern Trust Securities Holding Corp. and our subsidiaries, including our wholly-owned operating subsidiary, Capital Investment Services, Inc., which is also referred to as “CIS”.

The Company

Southern Trust Securities Holding Corp., a Florida corporation, is the holding company for Capital Investment Services, Inc. (“CIS”) a registered retail and institutional broker-dealer and investment banking firm and which also owns CIS Asset Management, Inc. (“CISAM”), a registered investment adviser. We offer our clients access to all major domestic and international securities and options exchanges, as well as trading in fixed income products, options, corporate, government, agencies, municipals, and emerging market debt. We manage financial portfolios for individuals, pension funds, retirement plans, foundations, trusts and corporations. We also have an investment banking group which focuses on merger and acquisition services, private placements convertible into publicly-traded shares, and private placements bridging to public offerings through reverse mergers into publicly-traded shell corporations. CIS is a member of the National Association of Securities Dealers (“NASD”), the Securities Investors Protection Corporation (“SIPC”), the National Futures Association (“NFA”), and the Municipal Securities Review Board (“MSRB”).

CISAM operates an asset management business, which manages client funds under fixed fee arrangements. CISAM personnel are also registered and licensed to advise and manage insurance products for our clients.

Our executive offices and those of CIS and CISAM are located at 2121 Ponce de Leon Blvd., Suite 340, Coral Gables, Florida 33134. Our main phone number is: (305) 446-4800 and our facsimile number is: (305) 446-4448. CIS has a website: www.capitalinvestmentscg.com. Information contained on CIS’s website, or which can be accessed through the website, does not constitute a part of this registration statement.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the years ended December 31, 2006 and 2005 and at December 31, 2006 and 2005, should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included under “Financial Statements”.

	For the year ended December 31,
	2006	2005	% Change	Change
Statement of operations data:
Revenue	$ 4,956,086	$ 4,187,546	18%	768,540
Expenses	5,076,833	4,963,952	(2)%	112,881
Net loss	(120,747)	(776,406)	84%	655,659

	At December 31,
	2006	2005
Financial condition data:
Cash and cash equivalents	$ 1,635,752	$ 1,808,688	(10)%	(172,936)
Marketable securities owned	3,319,633	3,970,142	(16)%	(650,509)
Total assets	7,232,266	7,743,868	(7)%	(511,602)
Notes payable	1,321,344	1,381,070	4%	(59,726)
Stockholders' deficit	(857,685)	(228,659)	N/M	(629,026)

RISK FACTORS

An investment in our common stock involves a high degree of risk. Accordingly, before investing in our common stock, prospective investors should carefully consider the specific risk factors set out below in addition to the other information contained in this document. The following risks could materially adversely affect our business, financial condition, assets, liabilities, capital resources and results of operations. The risks set out below may not be exhaustive, and additional factors and uncertainties not currently known to us, or that we currently consider immaterial, could also have an adverse effect on our business, financial condition, assets, liabilities, capital resources and results of operations.

Risks Relating to the Nature of the Financial Services Business

Many of our competitors have greater financial, marketing and other resources than we do.

We face direct competition from retail and institutional financial service companies in each of our lines of business. Many of our competitors have longer operating histories and greater resources than we do and offer a wider range of financial products and services. Many also have greater name recognition, greater market acceptance and larger customer bases. These competitors may conduct extensive promotional activities and offer better terms, lower prices and/or different products and services to customers than we do. Moreover, some of our competitors have established relationships among themselves, or with third parties, to enhance their products and services. This means that competitors may be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can.

Downturns or disruptions in the securities markets could reduce transaction volumes and margin borrowing and increase our dependence on more active customers who receive lower prices.

A significant portion of our revenues in recent years has been from brokerage services, and although we continue to diversify our revenue sources, management expects this business to continue to account for a significant portion of our revenues in the foreseeable future. Like other financial services firms, we are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels of securities and futures transactions. Any decrease in transaction volume may be more significant for us with respect to less active customers, increasing dependence on more active trading customers who receive more favorable pricing based on their transaction volume. Decreases in volumes, as well as securities prices, are also typically associated with a decrease in margin borrowing, which could adversely affect our business.

Downturns in the securities markets increase the credit risk associated with margin lending or stock loan transactions.

We permit our customers to purchase securities on margin. When the market declines rapidly, there is an increased risk that the value of the collateral a clearing firm holds for our customers in connection with these transactions could fall below the amount of a customer’s indebtedness. We may risk losses if there are sharp changes in market values of many securities and the counterparties to the borrowing and lending transactions fail to honor their commitments. Any downturn in public equity markets may lead to a greater risk that parties to stock lending transactions may fail to meet their commitments.

If we do not successfully manage consolidation opportunities, we could be at a competitive disadvantage.

There has been significant consolidation in the brokerage services industry over the last several years, and the consolidation is likely to continue in the future. Should we fail to take advantage of viable consolidation opportunities or if we overextend our efforts by acquiring businesses that we are unable to integrate or manage properly, we could be placed at a competitive disadvantage. Acquisitions entail numerous risks including retaining or hiring skilled personnel, integrating acquired operations, products and personnel and the diversion of management attention from other business concerns. In addition, there can be no assurance that we will realize a positive return on any acquisition or that future acquisitions will not be dilutive to our earnings.

Our international efforts subject us to additional risks and regulation, which could impair our business growth.

One component of our strategy has been an effort to build an international business. We have established certain joint venture and/or licensee relationships. We have limited control over the management and direction of these venture partners and/or licensees, and their action or inaction, including their failure to follow proper practices with respect to regulatory compliance and/or corporate governance, could harm our operations and/or our reputation. If we fail to comply with applicable securities, banking and insurance laws, rules and regulations, we could be subject to disciplinary actions, damages, penalties or restrictions that could significantly harm our business.

We are subject to significant regulation which affects our business operations.

The SEC, NASD, MSRB, Commodity Futures Trading Commission (“CFTC”) or other self-regulatory organizations and state securities commissions can, among other things, censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers or employees. Similarly, the attorneys general of each state could bring legal action on behalf of the citizens of the various states to ensure compliance with local laws. The ability to comply with applicable laws and rules is dependent in part on the establishment, maintenance and enforcement of an effective compliance system. The failure to establish and enforce reasonable compliance procedures, even if unintentional, could subject us to significant losses or disciplinary or other actions.

Our business may be adversely affected by market conditions.

As an investment banking, securities and investment management firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. Although business conditions improved somewhat in the second half of 2006, in recent years we have been operating in a very challenging environment: the number and size of equity underwritings by small to mid-size companies have declined significantly; the equities markets in the United States and elsewhere have been volatile and are at levels below their record highs; investors have exhibited concerns over the integrity of the financial markets as a result of highly publicized financial scandals; and the attention of management of many clients has been diverted from capital-raising transactions and acquisitions and dispositions in part as a result of corporate governance regulations, such as the Sarbanes-Oxley Act of 2002, and related uncertainty in capital markets.

Adverse or uncertain economic and market conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability in many ways, including the following:

•

Industry-wide declines in the number of equity underwriting and mergers and acquisitions may have an adverse effect on our potential revenues and profit margins. A decrease in the number of transactions due to uncertain or unfavorable market conditions may adversely affect our investment banking business.

•

Reductions in the level of the equities markets also tend to reduce the value of clients’ portfolios, which in turn may reduce our fees earned for managing assets. Even in the absence of uncertain or unfavorable economic or market conditions, investment performance by our asset management business below the performance of benchmarks, or of our competitors, could result in a decline in assets under management and therefore in incentive and management fees.

•

We have been operating in a low interest rate market for the past several years. Increasing or high interest rates and/or widening credit spreads, especially if such changes are rapid, may create a less favorable environment.

•

The volume of transactions that we execute for customers may decline, which would reduce the revenues received from commissions.

Risks Specific to our Business.

We have incurred, and may incur in the future, operating losses.

We incurred net losses from our operations in the past two fiscal years.  We cannot assure you that we will be able to sustain revenue growth, profitability or positive cash flow.  However, we believe that we have adequate cash and regulatory capital to fund our current level of operating activities through the foreseeable future. If we are unable to become profitable, we may not be financially viable in the future and we may have to curtail, suspend or cease operations.

We may be dependent on a limited number of customers for a significant portion of our revenue.

During 2006, no single customer accounted for more than 10% of our revenue. However, we have been dependent on one customer, or on a small number of customers, for a large percentage of our revenue at some times in the past and we cannot assure you that we will not become so dependent again in the future. If we do become dependent on a single customer or small group of customers, the loss of one or more large customers could materially adversely affect our business and results of operations.

Our Chief Executive Officer, Director and majority shareholder, Robert Escobio, has earned the majority of our revenues and is expected to continue to be a key generator of our revenues.

Since becoming the holding company for CIS, a majority of our revenues have been generated by Robert Escobio, our Chief Executive Officer, Director and majority shareholder.  We expect that as our principal trader, the revenues generated by Mr. Escobio will continue to account for a significant amount of our revenue and thus we are dependent on the skills, abilites and leadership of Mr. Escobio.

Our principal shareholder controls a large percentage of our shares of common stock and has the voting power to direct our corporate actions.

As of April 13, 2007, Robert Escobio, our Chairman of the Board and Chief Executive Officer beneficially owns 68.1% of our common stock, treating all shares as fully vested and including shares issuable upon exercise of warrants and shares he controls under a trust.  Accordingly, he can direct all of our corporate actions, including the election of directors and the appointment of officers.  Additionally, this will make it impossible for a third party to acquire control of us without the consent of Mr. Escobio.  Mr. Escobio has no present intent of diminishing his ownership stake in the company in any manner that would cause him to relinquish control of our operations.

We depend on our executive officers and the loss of their services could harm our business.

Our success is closely dependent upon the efforts of our Chief Executive Officer, President and Chief Financial Officer.  We do not maintain, and do not intend to obtain, key man life insurance on the life of any of our executive officers. If one of our executive officers terminates their employment with us and we are unable to find a suitable replacement in a relatively short period of time, our operations may be materially and adversely affected.  Additionally, pursuant to his employment agreement, if Mr. Escobio’s employment terminates, as a result of a change of control, we must pay him a lump-sum of five million dollars and purchase all of his shares based on their fair market value. If Mr. Escobio’s employment terminates for any other reason, including death or disability, then we must pay him two million dollars and purchase all of his shares based on their fair market value.  If Mr. Fitzgerald’s employment terminates due to change of control, we must pay him a lump-sum of one million dollars.

Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

Liquidity, or ready access to funds, is essential to our business. Liquidity is of particular importance to our trading business and perceived liquidity issues may affect our clients and counterparties’ willingness to engage in brokerage transactions with us.   Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem.

Finding professional employees can be a competitive challenge.

We face intense competition in attracting and retaining qualified employees. Our ability to continue to compete effectively in our businesses depends upon our ability to attract new employees and retain and motivate our existing employees.

We may experience significant fluctuations in our quarterly operating results due to the nature of our business.

Our revenue and operating results may fluctuate due to a combination of factors including the number of private placements, or other financings or advisory transactions, we are involved with, when such transactions are completed, and the level of fees we generate from such transactions.  Accordingly, our operating results may fluctuate significantly due to an increased or decreased number or transactions in any given financial reporting period.

If CIS fails to maintain the capital levels required by regulators, it may be fined or even forced out of business.

Because we have registered CIS with the SEC and the NASD, as a securities broker-dealer, we are subject to extensive regulation under federal and state laws, as well as self-regulatory organizations. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than protection of creditors and stockholders of broker-dealers. The SEC is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, such as the NASD and national securities exchanges. The NASD is our primary self-regulatory organization. These self-regulatory organizations adopt rules, which are subject to SEC approval, that govern the industry and conduct periodic examinations of member broker-dealers. Broker-dealers are also subject to regulation by state securities commissions in the states in which they are registered. The regulations to which broker-dealers are subject cover all aspects of the securities business, including net capital requirements, sales methods, trading practices among broker-dealers, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. The SEC and the self-regulatory bodies may conduct administrative proceedings, which can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. If we fail to comply with these rules and regulations, our business may be materially and adversely affected.

The regulatory environment in which we operate is also subject to change. Our business may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the NASD. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD.

The operations and infrastructure of service providers upon which we rely may malfunction or fail and negatively impact our business, at least temporarily.

We have outsourced all aspects of our technology infrastructure, including trade processing, data centers and disaster recovery systems, among other things.  We also contract with our vendors to produce, batch and mail our confirmations and customer reports.  We are dependent on technology providers to manage and monitor these functions.  A disruption of any of these outsourced services would be out of our control and could have a negative impact on our business, at least temporarily.

The business operations that we conduct outside of the United States subject us to unique risks.

To the extent that we conduct business outside of the United States, we are subject to risks including, without limitation, the risk of non-compliance with foreign laws and regulations, the general economic and political conditions in countries where we conduct business and currency fluctuations.  If we are unable to manage these risks effectively, our reputation and results of operation could be harmed.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain any future earnings to fund the operation and expansion of our business and therefore, we do not anticipate paying cash dividends in the foreseeable future.  Accordingly, you must rely on sales of your shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

We have made forward-looking statements in this registration statement and make forward-looking statements in our press releases that are subject to risks and uncertainties. Forward-looking statements include information that is not purely historic fact and include, without limitation, statements concerning our financial outlook for 2007 and beyond, our possible or assumed future results of operations generally, and other statements and information regarding assumptions about our revenues, cash flow from operations, available cash, operating costs, capital and other expenditures, financing plans, capital structure, contractual obligations, legal proceedings and claims, future economic performance, management’s plans, goals and objectives for future operations and growth and markets for our planned services. The sections of this registration statement which contain forward-looking statements include “Summary”, “Business,” “Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

Our forward-looking statements are also identified by words such as “believes,” “expects,” “thinks,” “anticipates,” “intends,” “estimates” or similar expressions. You should understand that these forward-looking statements are necessarily estimates reflecting our judgment, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The factors discussed in “Risk Factors” and other unforeseen events or circumstances could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements.  Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this registration statement. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The term of office of each of our directors will expire at our next shareholders’ meeting. Our directors and executive officers are as follows:

Name	Age	Positions and Offices	Term

Robert Escobio	52	Chairman of the Board, Director and Chief Executive Officer of STS and CIS	Since 2005(1)
Kevin Fitzgerald	50	Director and President of STS and CIS	Since 2007
Susan Escobio	50	Director of STS and CIS	Since 2005(1)
Fernando Fussa	46	Chief Financial Officer of STS and CIS	Since 2007
Ramon Amilibia	44	Director of STS	Since 2007

(1) We acquired STS, from which we derive our primary operations, in March 2006.  Robert and Susan Escobio were the founders of STS and incorporated it in January 2000 and served as the primary shareholders, directors and officers of STS prior to its merger with and into us, at which time we changed our name from “Atlantis Ideas Corp.” to “Southern Trust Securities Holding Corp.”

Robert Escobio. Mr. Escobio is our Chairman of the Board and Chief Executive Officer.  He is also the Chief Executive Officer and a director of CIS. Mr. Escobio has more than 30 years of experience with broker-dealer organizations, including Dean Witter, Paine Webber, Smith Barney and Prudential Securities.  Mr. Escobio is our head trader and is responsible for all of our operations as well as maintaining our relationships with key individual and institutional clients. Mr. Escobio, and his spouse, Susan Escobio, formed our predecessor, STS, in January 2000 and served as its principal officers and directors until it merged with and into us. He also formed CIS in 1999, and he and Mrs. Escobio have been its principal officers and directors since inception. In 2004, STS became the holding company of CIS through a share exchange.  In May 2005, Mr. Escobio and his spouse purchased a controlling interest in us, at which time we were a shell corporation, and became our principal officers and directors. In March 2006, the Escobios, as the controlling shareholders, directors and officers of both STS and us, merged STS with and into us changing our name to “Southern Trust Securities Holding Corp”.  Mr. Escobio also serves as President and a director of AR Growth Finance Corp. (“ARGW.PK”), in which we are part of a controlling investor group. Mr. Escobio has a M.B.A from the University of Miami and a B.S. from the University of Florida in finance.

Kevin Fitzgerald. Mr. Fitzgerald is our President and a director and the President and a director of CIS. Mr. Fitzgerald has more than 17 years of corporate banking experience, including working with Deloitte Touche and Houlihan Lokey Howard and Zukin as an investment banker. In addition, Mr. Fitzgerald has been Chief Executive Officer of three different public companies over the past 10 years, each of which has raised significant capital under Mr. Fitzgerald’s leadership, including Ener1, Inc. (OTCB: ENEI) from 2003 to 2006; Globaltron Corporation (OTCBB: PHGW) from 2000 to 2001 and Neff Corporation (NYSE; NFF) from 1995 to 2000. Mr. Fitzgerald was also the Chief Executive Officer and a Chairman of the Board of Edison Advisors, LLC, an investment bank, in 2001 and 2002.  Mr. Fitzgerald is responsible for all of our operations and is specifically in charge of our investment banking group. He is also the Chief Executive Officer and a director of AR Growth Finance Corp. (“ARGW.PK”), in which we are part of a controlling investor group, and a director of Air Temp North America, Inc. (“ATPN.PK”), the holding company for Air Temp de Mexico, S.A. de C.V. and a client of CIS.  Mr. Fitzgerald has a M.B.A. from Fordham University and a B.S. in electrical engineering from Carnegie-Mellon University.

Fernando Fussa. Mr. Fussa recently joined us in February 2007, as our Chief Financial Officer and the Chief Financial Officer of CIS.  He is a licensed CPA.  Prior to working with us, Mr. Fussa was the Chief Financial Officer of the Offshore Banking and Investment Business of Citigroup-International Personal Banking, where he commenced working in October 2003. Before that, Mr. Fussa was the First Vice President, Comptroller and Assistant Secretary for UBS Financial Services Incorporated of Puerto Rico, where he served for ten years.  Mr. Fussa commenced his professional career with Arthur Andersen in 1985.  Mr. Fussa received his B.B.A in accounting from the University of Puerto Rico.

Susan Escobio. Mrs. Escobio is our Treasurer and Compliance Officer and a director. She is also the Treasurer and Compliance Officer and a director of CIS.  She has been one of our officers and directors and an officer and director of CIS and STS for the same time periods disclosed above in the paragraph regarding Mr. Escobio.  Prior to Mr. Fussa’s joining us, Mrs. Escobio also served as our Chief Financial Officer. Mrs. Escobio has more than 28 years of experience with broker-dealer operations.  Past experience includes working with Dean Witter, Credit Lyonnais, Smith Barney and Cardinal Capital Management. Susan Escobio is the spouse of Robert Escobio.  Mrs. Escobio holds a B.A. in Marketing from Florida International University.

Ramon Amilibia. Mr. Amilibia is one of our directors. Mr. Amilibia has been, since 2002, a member of the Board of Directors of International Private Wealth Management, S.A., a financial group based in Geneva, Switzerland.  He is also managing director of IPWM, LLC since 2003. Mr. Amilibia is a member of the Fernandez- Iriondo family, which has controlling interests and investments in numerous companies, including Zardoya Otis Elevator Company.  He has more than 13 years of experience in various capacities in International Private Banking, having served as member of the board of BBVA- Banco Continental in Peru, and in other capacities for Banco Bilbao Vizcaya Argentaria (BBVA) in Miami and Mexico.  Mr. Amilibia received a M.B.A. from the American Graduate School of International Management, Thunderbird, and a degree in law and business administration from the Universidad de Deusto in Spain.

Committees of the Board of Directors

We have not yet established committees of our Board of Directors.

DIRECTOR INDEPENDENCE

Our Board of Directors is comprised of four directors. We are not required to have a majority of our directors be independent because our shares are not listed or quoted on any exchange or medium that has director independence requirements. However, in applying the standards applicable to companies whose shares of common stock are listed with The Nasdaq Stock Market, we would meet the definition of a “Controlled Company” as more than 50% of our voting power is held by Robert Escobio, our Chief Executive Officer, and therefore we would be exempt from the NASD requirement that a majority of our directors be independent.  In point of fact, three of our directors are currently also our officers and thus none of them are independent.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below contains information as of April 13, 2007, about shareholders whom are the beneficial owners of more than five percent (5%) of our outstanding common stock, as well as information regarding stock ownership by our directors and executive officers and our directors and executive officers as a group.  Except as described below, we know of no person that beneficially owns more than 5% of our outstanding common stock. As of April 13, 2007, 17,988,838 shares of our common stock were outstanding.  Except as otherwise noted below, each person or entity named in the following table has the sole voting and investment power with respect to all shares of our common stock that he, she or it beneficially owns, or has the right to acquire within 60 days from warrants or upon conversion privileges. The address of each person or entity named in the following table is c/o Southern Trust, 2121 Ponce de Leon Blvd., Suite 340, Coral Gables, Florida 33134.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class *
Robert Escobio	12,636,009[1]	68.1%
Kevin Fitzgerald	922,389[2]	5.0
Susan Escobio	1,642,000 [3]	8.9
Ramon Amilibia	500,000	2.7
Officers and Directors as a group	15,700,398[4]	84.7%

* Assumes conversion of our Series A preferred stock and exercise of warrants and full vesting of all shares, thus 18,545,878 issued and outstanding shares of our common stock.

1 Mr. Escobio has sole voting and investment power over 9,750,500 shares of our common stock registered in his own name, 4,500,000 of which shares were granted on January 4, 2007, and are subject to a three-year vesting schedule vesting in equal percentages monthly, and immediately exercisable warrants to purchase 62,500 shares of our common stock. He shares voting and investment power with his spouse, Susan Escobio, with respect to 198,448 shares of our common stock. Mr. Escobio, as Trustee, also has sole voting and investment power over the 2,150,561 shares of our common stock and 300,000 shares of our Series A 8% Convertible Preferred Stock, which are held by the Robert J. Escobio and Salvador Frieri-Gallo Irrevocable Trust.  Such shares of preferred stock may be converted into 474,000 shares of our common stock within 60 days of April 13, 2007.  The Trust terminates on December 31, 2015.

2 Mr. Fitzgerald’s shares were awarded on January 4, 2007, such shares vest monthly in equal percentages over a period of 18 months commencing in January 2007.

3 Mrs. Escobio has sole voting and investment power over 1,642,000 shares of our common stock and shares voting and investment power with her spouse, Robert Escobio, with respect to 198,448 of our shares of common stock, which shares are included solely in Mr. Escobio’s shares for purposes of this table.

4 This total is subject to the disclosure in the footnotes (1)-(3) to the table above with respect to each of our executive officers and directors.

BUSINESS

Overview

We are the holding company for Capital Investment Services, Inc. (“CIS”), a registered broker-dealer and investment banking firm.  Our principal executive offices are located in Coral Gables, Florida. Our principal business is the business of CIS.

As a broker-dealer and investment adviser, we offer our clients:

•

access to all major domestic and international securities and options exchanges;

•

trading in fixed income products, corporate, government, agencies, municipals, and emerging market debt;

•

fixed and variable annuities and life insurance;

•

hundreds of domestic and international mutual funds; and

•

management of retirement plans such as IRAs, 401ks, 403Bs, SEP IRAs, and other popular plans;

•

portfolio management for individuals, pension funds, retirement plans, foundations, trusts and corporations; and

•

corporate services facilitating restricted stock dispositions and stock option exercises.

We also offer offshore services enabling client access to foreign trusts and corporations.

Investment banking is a vital part of our business. We provide traditional as well as innovative securities transaction structures.  Our focus is on merger and acquisition advisory services, private placements convertible into publicly-traded shares and private placements bridging to public offerings through reverse mergers into publicly-traded shell corporations.

Through our subsidiary, CIS Asset Management (“CISAM”), an investment advisor registered with the SEC and the State of Florida, we also provide asset management services.

CIS is headquartered in Coral Gables, Florida due to that city’s importance as a regional financial center attracting investors from throughout the United States, Latin America, and Europe. CIS also has offices in Madrid, Spain and Geneva, Switzerland, which enable us to better serve our international clients and to more readily access the financial markets in Europe.  Almost all of our employees and agents are fluent in both English and Spanish and this fact is extremely important to our competitive ability to grow our business by engaging in transactions with investors and companies in South Florida, Latin America and Spain, among other locations.   We also have relationships with approximately 12 foreign associates who provide market access for our clients in the following countries:  Argentina, Brazil, Columbia, Dominican Republic, England, Germany, Italy, Mexico, Panama, Spain, Switzerland and Venezuela.

During the first quarter of 2007, we entered into an agreement to work in concert with Inversora Castellanos, S.A., an Argentine company comprised of executives from SanCor, the largest dairy cooperative in Argentina and Administracion de Carteras S.A., an Argentine company comprised of executives from ArsCap S.A., a financial trustee company.  As a group, we purchased a controlling interest in AR Growth Finance Corp. (“AR Growth.”) The common stock of AR Growth trades on the Pink Sheets under the symbol “ARGW”. As a group, we plan to implement an acquisition plan to acquire finance related companies in Argentina through AR Growth.

History

We were incorporated on January 14, 1998, in the State of Florida under the name February Project III.  Subsequently we changed our name to Atlantis Ideas Corp.  In March 2006, we effectuated a reverse merger with Southern Trust Securities Holding Corp. (“STS”), in which we survived owning the operations of STS and we subsequently changed our name to “Southern Trust Securities Holding Corp.”  Prior to the acquisition of STS, we did not have any material business operations.

STS was formed as a Florida corporation on January 25, 2000. It was the holding company for CIS, which was organized as a Florida corporation on June 10, 1999.  By way of a share exchange, in 2004, STS and CIS exchanged shares so that CIS became the wholly-owned subsidiary of STS.

Additionally, on October 23, 2006, we formed Kiernan Investment Corp. (“KIC”) as an international business company in Belize.  KIC did not have any operations during 2006.

Mission Statement

Our mission is to meet each individual and institutional investor’s objectives through the use of a wide array of financial products.  Each client has a set of financial goals, which permits our professionals to gauge their ability to accept varying degrees of risk. From the most conservative risk adverse investor, to the most aggressive trader, we may offer mutual funds, equity, option and fixed income trading, insurance products such as fixed and variable annuities, structured products, futures, managed accounts and many more investment options.  We are committed to continuously offering highly personalized services.

Our business objectives are straightforward: aggressive revenue growth coupled with a high profit margin, which ultimately translates into higher share prices for our capital stock. At present, we generate our revenue from three primary sources: (1) trading and commission revenue from individual and institutional accounts, (2) asset management fee income from account management and investment advisory services; and (3) investment banking fees from private placement and merger and acquisition advisory services.

Retail and Institutional Brokerage

With regard to our core business of trading and acting as a broker-dealer for our clients, we view our-self as a specialty broker-dealer. Our expertise is in the trading and structuring of complex programs that utilize derivatives as hedges and also as incremental return vehicles. We primarily trade in fixed income instruments, foreign currencies, and broad-based indexes. By utilizing derivatives (puts and call options) in conjunction with either the purchase or sale of a bond, currency or index, we are able to generate superior returns while at the same time minimizing the risks to our clients. A large component of our trading is done with foreign bonds and currencies. We also trade in equities and are able to transact any trade desired by our clients. As of December 31, 2006, we had approximately $300 million under management.

We effectuate transactions in domestic and international debt and equity markets on behalf of our clients by maintaining a correspondent relationship with Pershing LLC, a wholly-owned subsidiary of The Bank of New York Inc., one of the largest bank holding companies in the United States.  We also have clearing and correspondent arrangements with Deutsche Bank, Man Financial, Lehman Brothers and Penson Worldwide, Inc. These arrangements also allow our clients to participate in the domestic and international futures and forward markets. Depending on the customer and the security being traded, we endeavor to utilize the optimum clearing partner for our customers. In all cases, we act as the introducing broker to clearing firms that will clear and maintain custody of all of our customer accounts. This allows us to minimize our back office operations.

At present, CIS has one senior trader along with three associate traders.  We plan to hire additional traders as qualified candidates become available.

Asset Management

We conduct our asset management business through our wholly-owned subsidiary, CISAM. Our asset management business handles client funds under fixed fee arrangements based on the dollar amount under management. When appropriate, our broker-dealer operations act as agent in affecting transactions for the managed accounts. In addition, the asset management group assists clients with their insurance needs, including life insurance and fixed annuities. The asset management group works closely with our broker-dealer group allowing for many shared clients and, more importantly, giving our clients more financial products from which to choose.

Investment Banking

Our investment banking group is very specialized and works closely with corporate clients providing specific financial solutions to their capital and strategic needs. Namely, our group makes private placement and merger and acquisition services available to primarily foreign clients but we also work with domestic clients.

Many of our corporate clients are seeking capital in order to grow.  Furthermore, many of our broker-dealer and asset management clients are seeking investments in growing companies. As such, we seek to match our investment clients with our corporate clients through structured financing products.  Specifically, we focus on private investments in public equities (“PIPES”) for our corporate clients. If the common stock of a corporate client is already publicly-traded, then we will privately place with our investment clients discounted common stock or a structured security such as a convertible preferred stock or convertible debenture. If the common stock of a corporate client is not publicly-traded, then we will locate and negotiate a purchase of a publicly-traded shell corporation which we would utilize to effect a reverse merger with the corporate client thereby making the entity a publicly-traded entity (an “Alternative Public Offering” or “APO”).  This allows us to then privately place a discounted common stock or structured PIPE financing with the newly public client.

The PIPE financing market is growing at a rapid pace and all indications are that this will continue. We plan to aggressively grow our investment banking staff to allow for more PIPE and APO transactions to be executed.  Our existing investment clients provide us opportunities to access the funds necessary to complete the financing. Further, we have ready access to many public shell corporations allowing us to take a private company public and to secure its funds for growth in a manner very similar to taking a company through an initial public offering (“IPO”), but in a more timely and cost-effective manner.

There are many reasons for the growth of APOs including the fact that many small to mid-sized companies cannot access the more traditional IPO due to their number of shareholders or duration. In addition, many of our corporate clients want to maintain control of their company and are thus not interested in venture capital financing which cedes some control to such investors. Historically, venture financing has generally been a source of equity-related financing for the small to mid-sized company. PIPE financing is distinguished from a normal private placement in that the company must be public so that the investor in the PIPE financing has the ability at any time to exit its investment, subject to applicable securities laws, through converting its security into publicly-trading common stock.  The combination of the APO and PIPE is a very attractive alternative for smaller businesses.

Again, having a broker-dealer business coupled with the investment banking services provides multiple revenue opportunities for both groups. For example, when our investment clients look to exit a PIPE investment, our broker-dealer group will assist them in doing so through selling their shares and thereby generating commission income. On the other hand, our investment banking group will be able to execute PIPE transactions, and thus fee income, by having a ready source of investment capital from asset management and broker-dealer clients.

The investment banking group earns a fee based on the amount of PIPE financing it structures. This fee is generally 5%-10% of the funds raised. In addition, we generally will receive equity in the form of warrants and/or common stock of the company financed. Thus, we are able to generate high margin fee income as well as receiving equities in growing companies.

Our investment banking group also performs merger and acquisition advisory services for our corporate clients and renders general strategic advisory services.

Acquisitions

We expect growth of our core businesses to come through both internal expansion and acquisitions. To the extent we make acquisitions or enter into combinations, we face numerous risks and uncertainties combining the businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.

Government Regulation

The securities industry and our business is subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. The principal purpose of these regulations is the protection of customers and the securities markets. The SEC is the federal agency charged with the administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally the NASD Regulation, Inc., the regulatory arm of the NASD, the NYSE and the MSRB. These self-regulatory organizations adopt rules, subject to approval by the SEC, which govern its members and conduct periodic examinations of member firms’ operations. In November 2006, the NASD and NYSE announced a plan to consolidate their member regulation operations into a combined organization that will be the sole U.S. private-sector provider of member firm regulation for securities firms doing business with the public. The plan is intended to remove duplicative and inconsistent regulation and overlapping jurisdiction among the regulatory bodies. However, the merger is subject to approval by the SEC and there is no assurance that it will be approved or if it is, when it might happen. Accordingly, we are still required to comply with each bodies’ regulations. CIS is a registered broker-dealer with the SEC and a member of the NASD, the NFA, and MSRB. CISAM is a registered investment adviser with the SEC.

CIS is a member of the Securities Investor Protection Corporation, which provides, in the event of the liquidation of a broker dealer, protection for clients' accounts up to $500,000, subject to a limitation of $100,000 for claims for cash balances.

Securities firms are also subject to regulation by state securities commissions in the states in which they are registered. CIS is licensed to conduct activities as a broker-dealer in the following states: Florida, New York, California, Massachusetts, Michigan and New Jersey. Additionally, CIS Asset Management, Inc. is a registered investment adviser with the State of Florida.

The regulations to which broker-dealers are subject cover all aspects of the securities industry, including:

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sales methods and supervision;

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trading practices among broker-dealers;

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use and safekeeping of customers’ funds and securities;

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capital structure of securities firms;

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record keeping; and

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the conduct of directors, officers and employees.

Additional legislation, changes in rules promulgated by the SEC and by self-regulatory bodies or changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker-dealers. The SEC and the self-regulatory bodies may conduct administrative proceedings, which can result in censure, fine, suspension or expulsion of a broker-dealer, its officers, employees or registered representatives.

Net Capital Requirements

As a registered broker-dealer and member of the NASD, CIS is subject to the SEC’s net capital rule, which is designed to measure the general financial integrity and liquidity of a broker-dealer. Net capital is defined as the net worth of a broker-dealer subject to certain adjustments. In computing net capital, various adjustments are made to net worth, which exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer’s position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer’s net capital.

At December 31, 2006, CIS had regulatory net capital of $3.4 million, which exceeded its minimum net capital requirement, as defined by SEC’s Uniform Net Capital Rule 15c3-1, of $100,000, and as defined by the CFTC’s Regulation 1.17, by $3.3 million. Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NASD, the SEC and other regulatory bodies and ultimately may require its liquidation. Compliance with the net capital rule could limit CIS’s operations that require the intensive use of capital, such as underwriting and trading activities, and also could restrict our ability to withdraw capital from it, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding capital stock.

Competition

The financial services industry, and therefore all of our businesses, are intensely competitive, and management expects them to remain so. Our competitors include other brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds, hedge funds, commercial banks and merchant banks. We compete with some of our competitors globally and with others on a regional, product or niche basis. Such competition is based on a number of factors, including transaction execution, our products and services offered, innovation, reputation and price. Our management believes that we may experience pricing pressures in the future as some of our competitors seek to increase market share by reducing their prices. In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. Many of these firms have the ability to offer a wide range of products including: loans, checking, certificates of deposit, insurance, brokerage services, and asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses. This trend toward consolidation and convergence has also significantly increased the capital base and geographic reach of our competitors. This trend has also hastened the globalization of the securities and other financial services markets. As a result, we have had to commit capital to support our international operations.

Personnel

At March 31, 2007, we had a total of approximately 13 employees, of which seven are registered representatives and six are other full-time employees. These employees are not covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

PROPERTIES

We operate our business through our two subsidiaries, CIS and CISAM. We are currently operating out of two floors at our leased property located at 2121 Ponce de Leon Blvd., Coral Gables, Florida. We own the land, building and all fixtures at 145 Almeria Blvd., Coral Gables, Florida.  We expect to be moving into our office space on Almeria any day now. The approximate value of all our properties is $1.8 million as of December 31, 2006. The lease on our property at 2121 Ponce de Leon ends in October 2007, prior to then we may use both facilities as we transition to exclusive use of our principal office on Almeria.

LEGAL PROCEEDINGS

We are involved in routine legal proceedings occurring in the ordinary course of business, which, in the aggregate, are expected to be resolved for amounts that would not be material to our financial condition and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contain ”forward-looking statements” within the meaning of Section 23E of the Securities Exchange Act of 1934, as amended, including statements about our beliefs and expectations. There are many risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Potential factors that could cause actual results to differ materially from those discussed in any forward-looking statements include, but are not limited to, those stated previously under the headings “Cautionary Statement About Forward-Looking Information” and “Risk Factors”.

All forward-looking statements are based on information available to us on the date of this filing, and we assume no obligation to update such statements. The following discussion should be read in conjunction with the consolidated financial statements and the related notes included in this registration statement.

Overview

We were formed as a Florida corporation on January 14, 1998. We are the holding company for CIS, which is registered as an introducing broker-dealer with the SEC and is a member of the NASD, the NFA, the SIPC and the MSRB. We are also the holding company for CISAM a fee-based investment advisory service which offers its services to retail customers.

Our principal business is the business of CIS. We offer clients access to all major domestic and international securities and options exchanges, as well as trading in fixed income products, corporate, government, agencies, municipals, and emerging market debt.  We also offer fixed and variable annuities and life insurance. We currently offer hundreds of domestic and international mutual funds, as well as retirement plans. We manage portfolios for individuals, pension funds, retirement plans, foundations, trusts and corporations. Our corporate services facilitate restricted stock dispositions and employee stock options exercises.  Our offshore services give clients access to foreign trusts and corporations.

Investment banking is a vital part of our business. We provide traditional as well as innovative securities transaction structures.  Our focus is on merger and acquisition services, private placements convertible into publicly-traded shares, and private placements bridging to public offerings through reverse mergers into publicly-traded shell corporations.

Recent Developments

On January 4, 2007, we entered into employment agreements with each of our Chief Executive Officer, Robert Escobio, our President, Kevin Fitzgerald, and our Secretary, Treasurer and Compliance Director, Susan Escobio.  In consideration for the execution of such agreements and the fulfillment of their terms, we granted Robert Escobio 4,500,000 shares of our common stock, Kevin Fitzgerald 922,389 shares of our common stock and Susan Escobio options exercisable at $.50 per share for 200,000 shares of our common stock.  On January 25, 2007, we also extended an offer of employment to our Chief Financial Officer, Fernando Fussa.  Mr. Fussa was granted options exercisable at $1.00 per share for 200,000 shares of our common stock.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to the valuation of securities owned and deferred tax assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Valuation of Securities Owned. “Securities owned” in our consolidated statements of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in our results of operations. The use of fair value to measure these financial instruments, with related unrealized gains and losses recognized immediately in our results of operations, is fundamental to our financial statements and is one of our most critical accounting policies. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Clearing Arrangements. CIS does not carry accounts for customers or perform custodial functions related to customers’ securities. CIS introduces all of its customer transactions, which are not reflected in these financial statements, to its primary clearing broker, which maintains the customers’ accounts and clears such transactions. These activities may expose us to off-balance-sheet risk in the event that customers do not fulfill their obligations with the primary clearing broker, as we have agreed to indemnify our primary clearing broker for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely. Our losses incurred from these arrangements were not significant for the years ended December 31, 2006 and 2005.

Revenue Recognition. Commissions revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur. Riskless principal transactions in regular-way trades are recorded on the trade date, as if they had settled.

Investment banking revenue includes private placement agency fees earned through our participation in private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Merger and acquisition fees and other advisory service revenue are generally earned and recognized only upon successful completion of the engagement. Unreimbursed expenses associated with private placement and advisory transactions are recorded as expenses as incurred.

Asset management (or managed accounts) fees are primarily earned based on a percentage of assets under management.  Fees are computed and due at specified intervals, generally quarterly and recorded when earned.  We also offer fee-based investment advisory services to our customers and independent registered investment advisors through our wholly owned subsidiary, CISAM.

Deferred Tax Valuation Allowance. We account for income taxes in accordance with the provision of SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that the realization of such benefits is more likely than not. We have concluded that it is more likely than not that our deferred tax assets as of December 31, 2006 and 2005 will not be realized based on the scheduling of deferred tax liabilities and projected taxable income. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income. Should we determine that we will be able to realize all or part of the deferred tax asset in the future, an adjustment to the deferred tax asset will be recorded in the period such determination is made.

Net Capital Requirement. Our broker-dealer subsidiary, CIS, is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1.  This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1.  CIS is also subject to the Commodity Futures Trading Commission’s minimum financial requirements which requires it to maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2006 and 2005, the CIS’s net capital was approximately $3.4 million and $4.1 million, respectively, which was approximately $3.3 million and $4 million in excess of its minimum requirement of $100,000, respectively.

Commissions and Clearing Costs.  Commissions and clearing costs include commissions paid to our employee registered representatives, independent contractor arrangements and fees paid to clearing entities for certain clearance and settlement services. Commissions and clearing costs generally fluctuate based on revenues generated on trades and on the volume of transactions.

Accounting for Contingencies. We accrue for contingencies in accordance with Statement of Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimated the amount of probable loss.  There were none at either December 31, 2006 or 2005.

Executive Summary

Overall, our revenue grew 18% during 2006 to $4,956,000, a record high, mainly due to an increase in investment banking revenues of $1,081,000. This increase was partially offset by lower commissions from customer transactions primarily because of low volatility in emerging market debt. Cash and cash equivalents provided from operating activities increased by $261,500 during 2006. Our focus during 2007, will be to grow our revenue by aggressively pursuing acquisitions in the areas of investment banking, asset management and broker-dealers.

The investment banking team led our overall growth in 2006, with a ten-fold boost in revenue over 2005. We acted as placement agent for a private placement of preferred stock and M&A advisor to the same issuer for a related-transaction closing in the fourth quarter of 2006 which generated net investment banking revenues of approximately $800,000.  We currently have other deals in the pipeline, which we expect to close throughout 2007.

During 2006, we commenced operations of our asset management division and generated $68,000 in managed account fees.  We are committed to developing this business since it will enable us to receive part of our revenues on a recurring basis, as opposed to being transaction based. We expect, in the future, to enter into arrangements with sales professionals with fee-based books and consequently increase our separately managed account customer base.

Overall, expenses increased 2%, or $112,881 in 2006 when compared to 2005 mainly due to write-offs of uncollectible accounts, higher expenses associated with the property bought during 2005 and hiring of additional staff, offset in part by lower production compensation expenses.

Results of Operations

The following table sets forth a summary of financial highlights for the two years ended December 31:

Revenues	2006	2005
Commissions	$2,341,766	$2,877,761
Trading income	1,141,127	1,052,200
Investment banking fees	1,182,480	101,115
Managed account fees	67,742	-
Interest and dividend income	189,322	123,136
Other miscellaneous income	33,649	33,334
	4,956,086	4,187,546
Expenses
Commissions and clearing fees	3,455,402	3,896,180
Employee compensation and benefits	439,319	365,832
Occupancy	277,477	155,446
Communications and market data	130,035	107,380
Professional fees	287,129	190,251
Travel and entertainment	147,063	109,166
Interest expense	90,428	56,834
Bad debt expense	151,123	-
Other operational expenses	98,857	82,863
	5,076,833	4,963,952
Net loss	(120,747)	(776,406)
Dividends attributable to preferred stock	(508,279)	(491,972)
Loss applicable to common stockholders	$(629,026)	$(1,268,378)

Our revenue during 2006 increased by $769,000 or 18%, from 2005 reflecting strong growth in our investment banking division. The increase was partially offset by a decline in our brokerage activities, mainly in the fixed income markets.  In general, the flattening yield curve had a negative effect on the US bond markets and the emerging markets debt also experienced low volatility during 2006.

Revenues

Trading income increased 8% to $1,141,000 in 2006, up from $1,052,200 in 2005, mainly due to an increase in equities, options, futures and fixed income orders.  However, this increase is minimal based on what we had forecasted for 2006.  In the last quarter of 2005, our major clearing and execution firm, Refco, filed for bankruptcy for all of its unregulated business.  This affected our trading revenues negatively since they specialized in the foreign exchange markets.

Our investment banking revenue amounted to $1,182,000, or 24% of our revenue during 2006, representing a ten-fold increase compared to $101,000 recognized in 2005. We received fees as the placement agent in a private placement that closed during the fourth quarter in 2006, and related M&A advisory fees, which generated approximately $800,000 in net fees.  Additionally, we generated an additional $200,000 in revenues from other consulting and advisory services.  For 2007, we are currently working on several private placements and reverse mergers, which we expect to close during the year.

During the second quarter of 2006, we successfully launched our investment advisory services through our subsidiary CISAM.  Consequently, our managed fees revenues amounted to $68,000 in 2006 as compared to zero in 2005. This business is a division we plan to grow aggressively as it will generate a fixed streamline of revenues for our consolidated operations.

Interest and dividend income for 2006 increased to $189,000 from $123,000 in 2005, mainly attributable to the increase in interest rates as affected by the Federal Reserve Board.  Additionally, during the first quarter of 2005, we successfully raised $6,260,000 in capital from a Series A 8% Convertible Preferred Stock and common stock issuance.  The main purpose of this issuance was to invest the proceeds into CIS to expand its brokerage business and for acquisitions and working capital purposes.  This capital was invested for less than a year in 2005 and for a full year in 2006.

Expenses

Commissions and clearing fees in 2006 decreased $441,000, or approximately 11%, to $3,455,000 from $3,896,000 in 2005.  Commissions paid to registered representatives, and clearance costs paid to third party service providers are variable in nature, based on a combination of commission revenues generated and transactional volumes.  These costs represent 70% and 84% of total revenues for 2006 and 2005, respectively.  The decrease is due to lower compensable revenues (commissions and trading profits) and lower volumes of transactions, which in turn lead to lower commission payouts and lower clearance costs.  Additionally, 2005 includes an additional expense adjustment of $383,000 related to shares issued to employees and officers as compensation.

Employee compensation and benefits increased to $439,000 or 20% in 2006 from $366,000 in 2005.  The increase is directly related to our corresponding increase in business experienced during 2005 and consequently several employees were hired during the second and third quarters.  For 2007, we expect these expenses to increase substantially due to our plan to hire professionals to handle the growth and expansion of our business, as well as the hiring of additional investment bankers.

Occupancy costs increased 79% to $277,000 in 2006 when compared to $155,000 in 2005.  The major reasons for this increase are the costs incurred in the acquisition and maintenance of our new office premises.  The property was bought in July 2005, and for 2006 we have the full recognition of expenses related to the property, such as depreciation, property taxes and insurance. In addition, extra space was leased during the third quarter of 2005 to accommodate employees hired during that time period and, consequently, this expense was recognized in full for 2006.  For 2007, we expect lower rent expenses since our lease contract for our current offices expire in October 2007 and by then we expect to have completed our move to our new premises.

Communications and market data expenses were $130,000 in 2006 in comparison to $107,000 in 2005, for a $23,000 increase or 21%.  The increase was mostly due to an additional data market terminal installed for our sales force at the end of 2005.

From time to time, CIS may be a defendant or co-defendant in arbitration matters incidental to its retail brokerage services business. Professional fees increased 51% to $287,000 in 2006 from $190,000 in 2005 mainly due to higher legal expenses related to arbitration matters. As of December 31, 2006, almost all legal disputes have been resolved and we are of the opinion that any remaining matters should not have a material adverse effect on our financial condition.

The increase in travel and entertainment expenses of $38,000, or 35%, from 2005 to 2006 were due to our continued effort to extend our range of services with our active clients, as well as seeking new business opportunities with potential clients.  For 2007, because of our investment banking business expansion and hiring of sales professionals, we expect travel and entertainment expenses to increase considerably.

Interest expense increased from $57,000 in 2005 to $90,000 in 2006, or 59%, as a result of the notes payable incurred to purchase our new office building in July 2005.  Interest was paid for six months in 2005, versus a full year in 2006.  We expect interest expense on the notes payable related to the property for 2007 to be slightly lower than in 2006.

Bad debt expense for 2006 was $151,000 and zero for 2005.  This amount was directly related to a write-off from a third party clearance firm that went bankrupt at the end of 2005 ($51,000) and the remaining balance was a write-off of advances made to an independent contractor.  As of December 31, 2006, there is no other aged receivable that we believe may become uncollectible.

Other operational expenses include mainly office supplies and expenses and other miscellaneous expenses related to the business.  Such expenses increased 19%, or $16,000 from 2005 to 2006 because of additional office supplies needed as a result of higher headcount in 2006.

Our Series A preferred stock dividends paid increased $16,000, or 3%, in 2006 when compared to 2005, as the instruments were outstanding for the full year.    For 2007, since our stock has been approved for trading through the Pink Sheets, we intend to convert our Series A preferred stock to common stock at the stated conversion rate of 1 to1.58.  The conversion is expected to occur on or about June 30, 2007, and thus there will be approximately six months of dividend expenses for 2007.

Liquidity and Capital Resources

As of December 31, 2006, liquid assets consisted primarily of cash and cash equivalents of $1,636,000 and marketable securities of $3,320,000, for a total of $4,956,000, which is $823,000 lower than $5,779,000 in liquid assets as of December 31, 2005. Historically, we have financed our business primarily through cash generated by our brokerage operations, as well as proceeds from our private placement of Series A preferred and common stock issued in 2005.

Cash and cash equivalents decreased by $173,000 during 2006. Cash provided by our operating activities for 2006 was $770,000, which consists of our net loss of $121,000 adjusted for non-cash expenses including depreciation of $40,000 and bad debts expense of $151,000, in addition to a net increase in operating assets and liabilities of $700,000. Cash used in investing activities amounted to $375,000 during 2006, which represents our purchase of equipment and fixtures and construction and remodeling of our new offices. Cash used in our financing activities was $568,000, of which $60,000 represents our debt service payments made on our notes payable and $508,000 represents dividends paid to our preferred stockholders.

CIS, as a broker-dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2006, CIS had regulatory net capital of $3,400,000, which exceeded the required amount by $3,300,000.

Expected short-term outlays of cash are approximately $300,000 related to the balance due on the construction and remodeling of our new premises. We believe that our existing cash balances and investments will be sufficient to meet our liquidity and capital spending requirements, both for the next twelve months as well as for the long-term.

The following is a table summarizing our significant commitments as of December 31, 2006, consisting of construction commitments, debt payments related to our notes payable, employment agreements and future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year:

2007	$803,000
2008	462,000
2009	220,000
2010	74,000
2011	79,000
Thereafter	972,000
Total commitments	$2,610,000

As of December 31, 2006 we are not in compliance with certain financial covenants as specified by our notes payable.  However, we believe that we will be able to meet the financial ratios by the end of 2007 and we have received a one-time waiver from our lender stating that it will not consider our failure to meet these financial covenants an event of default.

Off-Balance Sheet Arrangements

We were not a party to any off-balance sheet arrangements during the two years ended December 31, 2006. In particular, we do not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Risk Management and Credit

If any of the variety of instruments and strategies we utilize to hedge or otherwise manage exposure to various types of risk is not effective, we may incur losses.  Our hedging strategies and other risk management techniques may not be fully effective in mitigating risk exposure in all market environments or against all types of risk.

Liquidity (i.e., ready access to funds) is essential to our businesses. Our liquidity could be impaired by an inability to access secured and/or unsecured debt markets, an inability to access funds from subsidiaries, or an inability to sell assets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. The amount and duration of our credit exposures have been increasing over the past several years, as has the breadth of the entities to which we have credit exposures.  Additionally, pursuant to a clearance agreement, we introduce all of our securities transactions to a clearing broker on a fully-disclosed basis.  All of the customers' money balances and long and short security positions are carried on the books of the clearing broker.  In accordance with the clearance agreement, we have agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by us.  In accordance with industry practice and regulatory requirements, we together with the clearing broker monitor collateral on the customers' accounts.  In addition, the receivable from clearing broker is pursuant to the clearance agreement.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock commenced being quoted on the Pink Sheets under the symbol “SOHL” on April 19, 2007.  On April 28, 2007, the closing price for the last trade of our common stock on the Pink Sheets was $3.00.  The Pink Sheets is a quotation service that displays real-time quotes, last-sale prices and volume information in OTC equity securities.

The high and low bid information for our common stock as reported by the Pink Sheets for the period from April 19, 2007 through April 28, 2007 was $3.00. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of April 13, 2007, there were 17,988,838 shares of common stock outstanding held by approximately 637 shareholders of record. We are obligated to issue additional shares of common stock upon conversion of our Series A 8% Convertible Preferred Stock. The conversion ratio for these shares is discussed under “Description of Securities.”

We have not paid any cash dividends on our common stock during the last two fiscal years and do not anticipate paying any cash dividends on our common stock.

Our common stock shareholders, other than our affiliates, who were our shareholders prior to our merger with STS, have held their shares of our common stock for a period in excess of two years and thus may resell their shares in transactions exempt from registration under the federal securities law pursuant to Rule 144(k) of the Securities Act.   Our common stock shareholders, other than our affiliates, who were previously STS shareholders have held our shares of common stock for over a year, but not two years, thus they may resale their shares in transactions exempt from federal securities registration subject to all of the requirements of Rule 144 of the Securities Act, as may our affiliates who have held our shares for at least one year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 3, 2005, Eric Littman, our sole director at such time, for an aggregate purchase price of $25,000 sold to: (i) Robert Escobio, who is our current Chief Executive Officer and one of our directors, 2,000,000 shares of our restricted common stock; (ii) 200,000 shares of our restricted common stock to Flimwell Corporation; and (iii) 300,000 shares of our restricted common stock to Susan Escobio, who is one of our directors and the spouse of Robert Escobio.  At the time of these resales, we had 3,000,000 shares of common stock issued and outstanding and no business operations.

Effective March 30, 2006, we merged with STS and survived with the operations of STS, including CIS.  Prior to the merger Robert Escobio and Susan Escobio were the sole directors of STS and with Mr. Littman they served as our directors. As a result of the merger, each holder of outstanding common stock of STS received 1.1 shares of our common stock per share of STS and each holder of Series A 8% Preferred Stock of STS received an equal number of our Series A 8% Preferred Stock.  Following the merger, the Escobios beneficially held 9,241,509, or 76.6%, of our 12,066,449 shares of issued and outstanding common stock.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation paid during 2006 to the individual serving during that time as our Chief Executive Officer and to two additional executive officers. Robert Escobio and Susan Escobio also served as our directors in 2006 on an uncompensated basis.  We granted no options as equity compensation in 2006 or in any prior year.  We had no deferred compensation plans or any non-equity incentive compensation in 2006 or in any prior year.  We issued no stock compensation to our executives in 2006.

Name and principal position	Year	Salary	Bonus	All other comp.	Total
Robert Escobio Chief Executive Officer and Director	2006	--	$50,000	$584,969 (1)	$634,969
Susan Escobio Chief Financial Officer, Secretary and Treasurer and Director	2006	N/A	N/A	N/A	N/A (2)
Kevin Fitzgerald President and Director	2006	--	--	--	-- (3)
(1) Represents compensation earned through commissions. (2) Less than $100,000. (3) Mr. Fitzgerald did not become our officer or director until 2007.

Employment Agreements

Robert Escobio has an employment agreement with us effective as of January 4, 2007, pursuant to which he agrees to serve exclusively and full-time as our Chief Executive Officer and a member of our Board of Directors.  The agreement is for an initial two-year term and automatically renews for a further year unless either party provides notice of non-renewal 30 days prior to the anniversary date of the agreement, or the agreement is earlier terminated in accordance with its terms.  The agreement provides that Mr. Escobio’s base annual salary is $175,000, or such greater amount as we may determine from time to time (the “Base Salary”).  As a bonus, Mr. Escobio is also granted 4,500,000 shares of our common stock concurrently with the execution of the agreement, such shares vest monthly in equal percentages over a period of three years commencing in January 2007 and were to be registered in our next registration statement filed under the Securities Act.  In order to also provide Mr. Escobio with performance-based compensation, we have agreed to pay him, in addition to the Base Salary, an amount equal to 5% of our consolidated earnings before income taxes depreciation and amortization at the end of each fiscal quarter and performance bonuses as determined from time to time by the Board of Directors based on revenues generated in investment banking transactions. Mr. Escobio is also eligible to earn 50% of all commissions generated from clients he originates, who open accounts with CIS or CISAM and which accounts are managed solely by Mr. Escobio.  Finally, Mr. Escobio is entitled to: (i) no less than six (6) weeks of paid vacation annually (ii) participate in and receive all benefits under our medical, life, and 401(k) plans; (iii) be reimbursed for all reasonable, ordinary and necessary business expenses; and (iv) be provided with directors’ and officers’ liability insurance.

Mr. Escobio’s employment agreement contains a change of control provision, which provides that if control of our operations passes to a third party and Mr. Escobio is either terminated other than for cause within the following 180 days, or he elects to provide written notice within 180 days because neither we nor the new third party offers Mr. Escobio a comparable position, then Mr. Escobio shall be entitled to receive: (i) severance in the amount of $5,000,000 and the value of his shares of our stock based on their then fair market value, but for no less than $.50 per share; (ii) continuance of his medical, life, and 401(k) plan for a period of six (6) months and (iii) accelerating vesting of any unvested shares or options for our shares.  Mr. Escobio is also entitled to a payment of two million dollars if he is terminated for any reason, or due to his death or disability in addition to being paid the value of his shares of our stock based on their then fair market value, but for no less than $.50 per share.

We also have agreed to indemnify Mr. Escobio from and against all loss, costs and damages arising out of, or connected to, his employment as our employee, director and officer or for serving in such capacity for our subsidiaries, to the fullest extent permissible by law.

Kevin Fitzgerald has an employment agreement with us effective as of January 4, 2007, pursuant to which he agrees to serve exclusively and full-time as our President and a member of our Board of Directors.  The agreement is for an initial three-year term and automatically renews for a further year unless either party provides notice of non-renewal 30 days prior to the anniversary date of the agreement, or the agreement is earlier terminated in accordance with its terms.  The agreement provides that Mr. Fitzgerald’s base annual salary is $150,000, or such greater amount as we may determine from time to time (the “Base Salary”).  As a bonus, Mr. Fitzgerald is also granted 922,389 shares of our common stock, which shall vest monthly in equal percentages over a period of 18 months commencing in January 2007, concurrently with the execution of the agreement, such shares were to be registered in the next registration statement we file under the Securities Act.  In order to also provide Mr. Fitzgerald with performance-based compensation, we have agreed to pay him, in addition to the Base Salary, an amount equal to 5% of our consolidated earnings before income taxes depreciation and amortization at the end of each fiscal quarter and performance bonuses as determined from time to time by our Chief Executive Officer. Mr. Fitzgerald is also eligible to earn 50% of all commissions generated from clients he originates, who open accounts with CIS or CISAM and which accounts are managed solely by Mr. Fitzgerald.  Finally, Mr. Fitzgerald is entitled to: (i) no less than two (2) weeks of paid vacation in the first year of employment under the agreement and not less than three (3) weeks of paid vacation in subsequent years; (ii) participate in and receive all benefits under our medical, life, and 401(k) plans; (iii) be reimbursed for all reasonable, ordinary and necessary business expenses; and (iv) be provided with directors’ and officers’ liability insurance.  Mr. Fitzgerald’s employment agreement also contains a non-solicitation clause effective for 18 months following his termination of employment for any reason.

Mr. Fitzgerald’s employment agreement contains a change of control provision, which provides that if control of our operations passes to a third party and Mr. Fitzgerald is either terminated other than for cause within the following 180 days or he elects to provide written notice within 180 days because neither we nor the new third party offers Mr. Fitzgerald a comparable position, then Mr. Fitzgerald shall be entitled to receive: (i) severance in the amount of $1,000,000; (ii) continuance of his medical, life, and 401(k) plan for a period of six (6) months and (iii) accelerating vesting of any unvested shares or options for our shares.

We also have agreed to indemnify Mr. Fitzgerald from and against all loss, costs and damages arising out of, or connected to, his employment as our employee, director and officer or for serving in such capacity for our subsidiaries, to the fullest extent permissible by law.

Susan Escobio has an employment agreement with us effective as of January 4, 2007, pursuant to which she agrees to serve exclusively and full-time as our Secretary, Treasurer and Compliance Director and a member of our Board of Directors.  The agreement is for an initial two-year term and automatically renews for a further year unless either party provides notice of non-renewal 30 days prior to the anniversary date of the agreement, or the agreement is earlier terminated in accordance with its terms.  The agreement provides that Mrs. Escobio’s base annual salary is $72,000, or such greater amount as we may determine from time to time (the “Base Salary”).  As a bonus, Mrs. Escobio is also granted an option to acquire 200,000 shares of our common stock concurrently with the execution of the agreement. Mrs. Escobio is also eligible to earn 50% of all commissions generated from clients she originates, who open accounts with CIS or CISAM and which accounts are managed solely by Mrs. Escobio.  Finally, Mrs. Escobio is entitled to: (i) no less than six (6) weeks of paid vacation each year; (ii) participate in and receive all benefits under our medical, life, and 401(k) plans; (iii) be reimbursed for all reasonable, ordinary and necessary business expenses; and (iv) be provided with directors’ and officers’ liability insurance.

Mrs. Escobio’s employment agreement contains a change of control provision, which provides that if control of our operations passes to a third party and Mrs. Escobio is either terminated other than for cause within the following 180 days or he elects to provide written notice within 180 days because neither we nor the new third party offers Mr. Escobio a comparable position, then Mr. Escobio shall be entitled to receive: (i) severance in the amount of $500,000 and the value of her shares of our stock based on their then fair market value, but for no less than $.50 per share; (ii) continuance of her medical, life, and 401(k) plan for a period of six (6) months and (iii) accelerating vesting of any unvested shares or options for our shares. Mrs. Escobio is also entitled to a payment of two hundred and fifty thousand if she is terminated for any other reason, including due to her death or disability in addition to being paid the value of her shares of our stock based on their then fair market value, but for no less than $.50 per share.

We also have agreed to indemnify Mrs. Escobio from and against all loss, costs and damages arising out of, or connected to, her employment as our employee, director and officer or for serving in such capacity for our subsidiaries, to the fullest extent permissible by law.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value share, and 10,000,000 shares of preferred stock, no par value per share, of which 313,000 shares have been designated as Series A 8% convertible preferred stock.  As of April 30, 2007, we had 17,988,838 shares of common stock and 313,000 shares of Series A convertible preferred stock.  We also have outstanding 62,500 warrants to purchase shares of our common stock.

Common Stock

Each holder of our common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding common stock will have the right to elect all of our directors and otherwise control our affairs.

Holders of our common stock are entitled to receive dividends on a pro rata basis upon declaration of dividends by our Board of Directors, provided that required dividends, if any, on our preferred stock have first been provided for in accordance with the designations set forth in our Amended and Restated Articles of Incorporation. Dividends are payable only out of funds legally available for the payment of dividends.

Upon our liquidation, dissolution or winding up, holders of our common stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

Series A 8% Convertible Preferred Stock

Dividend.  Our Series A 8% convertible preferred stock, or our “Series A preferred stock,” provides for non-cumulative dividends at the rate of 8% per year payable quarterly in cash or shares of our common stock, at our election.  Once our common stock commenced trading on the Pink Sheets the number of shares to be issued as a dividend is based on the average closing price of our common stock for 10 consecutive trading days preceding the record date for such dividend. At any time that our common stock is not trading, our management may determine the price of common in order to determine how many shares of common stock would be issued as a dividend in lieu of cash.

Conversion.  We may convert our Series A preferred stock into shares of our common stock, at any time prior to notice of redemption at the option of the holder, and subject to customary anti-dilution events, once our common stock commenced trading at the rate of 1.58 shares of common stock per share of Series A preferred stock (the “Series A Conversion Rate”).  Our Series A preferred stock automatically converts to our common stock if: (i) we sell substantially all of our assets; (ii) we consummate a merger or consolidation and are not the surviving entity; or (iii) we sell or exchange substantially all our outstanding shares.  When we merged with STS, the holders of its Series A preferred stock waived their right to conversion and opted instead to accept shares of our Series A preferred stock subject to the same terms and designations as that issued by STS.

Liquidation Preference.  In the event of our liquidation, dissolution or winding up, holders of our Series A preferred stock shall have a liquidation preference over holders of our common stock.

Redemption.  We may redeem our Series A preferred stock for a cash payment of $22.00 per share or for shares of our common stock at the Series A Conversion Rate in the event that the closing sale price of our common stock on the Pink Sheets, or any other trading market, is greater than or equal to $20.00 for any consecutive 5 trading days.  A holder may redeem their shares of our Series A preferred at any time for shares of our common stock at the Series A Conversion Rate.   Furthermore and alternatively, at any time after August 1, 2008, a holder may redeem their Series A preferred stock for cash at $22.00 per share; any redemption payment shall be made by us at the rate of 1/10 of such aggregate redeemed shares per quarterly period for any 10 consecutive quarters.  Redemption by us or by a Series A preferred stock holder requires 15 days prior written notice.

Registration Rights. We agreed to register the common stock underlying the Series A preferred stock in any registration statement we file prior to March 1, 2010, subject to certain exceptions, and to bear all related expenses.

Voting Rights.  Our Series A preferred stock has no voting rights, except as required by law. The consent of a holder of Series A preferred stock is required for any amendment or changes to the rights, preferences, privileges or powers of the Series A preferred stock or the issuance of any senior series of preferred stock.

Warrants

In connection with the issuance and sale of our Series A preferred stock, which closed on March 1, 2005, we granted our subsidiary, CIS, as placement agent, 62,500 warrants for our common stock.  Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.00 per share at any time until March 1, 2008.  CIS subsequently, transferred these shares to Robert Escobio as compensation in 2005.

Certain Florida Legislation

Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation.  It does not include an acquisition of shares approved by the board of directors of a corporation prior to such acquisition. “Control shares” are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person immediately after acquisition of such shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (1) at least 20% but less than 33-1/3% of all voting power; (2) at least 33-1/3% but less than a majority of all voting power; or (3) a majority or more of all voting power.

Florida has also enacted a statute addressing affiliate transactions.  Neither we, nor our predecessor-in-interest, STS, elected not to be governed by the provision.  Our majority shareholder, Robert Escobio and his spouse Susan, are both “interested shareholders” under the statute; and they are also both “disinterested directors” within the meaning of the statute as they were elected as directors by our prior director Mr. Littman, after the Escobios became interested shareholders and Mr. Littman ceased to be an interested shareholder. Our other two directors Kevin Fitzgerald and Ramon Amilibia were elected as directors by the Escobios and thus are also both “disinterested directors” within the meaning of the statute.  We may engage in transactions defined as “affiliated transactions” so long as a majority of our “disinterested directors” approve such transactions.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Provisions of our Amended and Restated Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or a takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

Authorized and Unissued Preferred Stock. There are 9,687,000 authorized and unissued shares of preferred stock. Our Amended and Restated Articles of Incorporation authorize the Board of Directors to issue one or more series of preferred stock and to establish the designations, powers, preferences and rights of each series of preferred stock. The existence of authorized and unissued preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in our best interests, the Board of Directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group or create a substantial voting block that might undertake to support the position of the incumbent Board of Directors.

Special Meetings of Shareholders. Our Bylaws provide that special meetings of our shareholders may be called only by our Board of Directors, our Chief Executive Officer, our President or by holders of not less than 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. This provision will render it more difficult for shareholders to take action opposed by the Board of Directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to Section 607.0850 of the Florida Statutes, the Registrant has the power to indemnify any person made a party to any lawsuit by reason of being a director or officer of the Registrant, or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Registrant’s Amended and Restated Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Florida law.  The employment agreements between the Registrant and each of Robert Escobio, Kevin Fitzgerald and Susan Escobio all also provide that it shall indemnify such persons in their capacities as our officers, directors, and agents, as applicable, to the fullest extent permissible by law.

The Registrant expects to purchase insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above and to insure its directors and officers against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they are not indemnified by the Registrant.

RECENT SALES OF UNREGISTERED SECURITIES

Between April 30, 2004 and April 30, 2007, we issued the following securities in transactions exempt from registration under the federal securities laws:

On May 3, 2005, Eric Littman, our sole director at such time, sold to Robert Escobio, who is our current Chief Executive Officer and one of our directors, 2,000,000 shares of our restricted common stock.  Mr. Escobio is an accredited investor and purchased such shares in a private transaction exempt from federal securities registration.  On May 3, 2005, Mr. Littman also sold 200,000 shares of our restricted common stock to Flimwell Corporation, also an accredited investor, and 300,000 shares of our restricted common stock to Susan Escobio, who is one of our directors and the spouse of Robert Escobio.  The aggregate purchase price for the sale to all three investors was $25,000.

On March 1, 2005, our predecessor-in-interest, STS, issued 313,000 shares of Series A 8% Convertible Preferred Stock and 2,039,773 shares of common stock to seven accredited investors at a price of $20.00 per unit of preferred stock and common stock for offering proceeds of $6,260,000 in transactions exempt from federal securities law pursuant to Regulation D and Securities Act Section 4(2).  The shares of common stock issued and underlying the preferred stock are being registered with respect to each holder.

In connection with our merger with STS, which was effective on March 30, 2006, the common stock and Series A 8% Convertible Preferred Stock shareholders of STS received shares of our common stock on a 1 to 1.1 basis and shares of our Series A 8% Convertible Preferred Stock on a 1 to 1 basis, respectively.  All of the Series A 8% Convertible Preferred Stock holders were accredited investors and received their shares pursuant to a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.  The holders of common stock of our predecessor corporation were employees of CIS, who initially received such shares as compensation and accredited investors, who received their shares in private placements exempt from registration pursuant to Section 4(2) of the Securities Act. The State of Florida also exempts securities sold in legally effectuated statutory mergers from state securities registration pursuant to Section 517.061(9) of the Florida statutes.

Pursuant to Rule 701 of the Securities Act and pursuant to Section 4(2) of the Securities Act, we issued the following shares of our common stock as compensation to our officers and employees, each of whom is also an accredited investor:

Name	Shares		Date of Issuance
Robert Escobio	4,500,000		January 4, 2007
	499,945		October 5, 2005
	1,955,055		February 3, 2005
	200,000		August 27, 2004
Susan Escobio	200,000	options for common stock	January 4, 2007
	240,000		October 5, 2005
	100,000		August 27, 2004
Kevin Fitzgerald	922,389		January 4, 2007
Fernando Fussa	200,000	options for common stock	February 20, 2007
Adolfo Porro	323,645		April 2005

On April 13, 2007, Ramon Amilibia purchased 500,000 shares of our common stock for $.50 per share pursuant to the terms of a stock purchase agreement we entered into with him in January 2007.  This purchase and sale was a transaction exempt from registration under federal securities laws pursuant to Section 4(2) of the Securities Act.

EXPERTS

The consolidated financial statements of Southern Trust Securities Holding Corp. as of December 31, 2006 and 2005 and for each of the years in the two-year period ended December 31, 2006, appearing in this registration statement have been audited by Rothstein, Kass & Company, P.C., independent registered public accountants, as set forth in their report dated April 27, 2007, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

Financial Statements

Consolidated Statements of Financial Condition at December 31, 2006 and 2005

Consolidated Statements of Operations for the years ended December 31, 2006 and 2005

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

F-2 F-3 F-4 F-5 F-6 F-7 F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Southern Trust Securities Holding Corp.

We have audited the accompanying consolidated statements of financial condition of Southern Trust Securities Holding Corp. and Subsidiaries (collectively, the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Trust Securities Holding Corp. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein, Kass, & Company, P.C.

Roseland, New Jersey

April 27, 2007

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,	2006	2005

ASSETS

Cash and cash equivalents	$1,635,752	$1,808,688
Securities owned at market, including restricted securities
of $393,019 and $391,766 in 2006 and 2005, respectively	3,319,633	3,970,142
Due from clearing broker	28,783	53,017
Commissions receivable	124,659	51,123
Other receivables		100,000
Other assets	36,450	8,577
Property and equipment, net of accumulated depreciation
of $73,413 and $33,351 in 2006 and 2005, respectively	2,086,989	1,752,321

Total Assets	$7,232,266	$7,743,868

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities
Accounts payable and accrued expenses	$762,607	$585,457
Notes payable	1,321,344	1,381,070

Total Liabilities	2,083,951	1,966,527

Series A 8% convertible preferred stock	6,006,000	6,006,000

Commitments and contingencies
Stockholders' deficit
Common stock, no par value, 100 million shares authorized,
12,066,449 and 9,066,449 shares issued and outstanding
in 2006 and 2005, respectively	2,053,517	2,047,007
Accumulated deficit	(2,911,202)	(2,275,666)
Total Stockholder’s Deficit	(857,685)	(228,659)

Total Liabilities and Stockholders' Deficit	$7,232,266	$7,743,868

See the notes to the consolidated financial statements.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	2006	2005

Revenues
Commissions	$2,341,766	$2,877,761
Trading income	1,141,127	1,052,200
Investment banking fees	1,182,480	101,115
Managed account fees	67,742	-
Interest and dividend income	189,322	123,136
Other miscellaneous income	33,649	33,334
	4,956,086	4,187,546

Expenses
Commissions and clearing fees	3,455,402	3,896,180
Employee compensation and benefits	439,319	365,832
Occupancy	277,477	155,446
Communications and market data	130,035	107,380
Professional fees	287,129	190,251
Travel and entertainment	147,063	109,166
Interest expense	90,428	56,834
Bad debt expense	151,123	-
Other operational expenses	98,857	82,863
	5,076,833	4,963,952

Net loss	(120,747)	(776,406)

Dividends attributable to preferred stock	(508,279)	(491,972)

Loss applicable to common stockholders	$(629,026)	$(1,268,378)
Weighted average common shares outstanding
Basic	12,066,449	8,588,011
Diluted	12,623,489	9,098,631
Loss per common share
Basic and diluted	$(0.05)	$(0.14)

See the notes to the consolidated financial statements.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

				Total
				Stockholders'
	Common Stock		Accumulated	Equity
Years Ended December 31, 2006 and 2005	Shares	Amount	Deficit	(Deficit)

Balances, January 1, 2005	3,325,198	$1,380,007	$(1,007,288)	$372,719

Issuance of common stock	2,243,751	254,000		254,000

Stock compensation	3,497,500	413,000		413,000

Dividends to preferred stockholders			(491,972)	(491,972)

Net loss	-	-	(776,406)	(776,406)

Balances, December 31, 2005	9,066,449	2,047,007	(2,275,666)	(228,659)

Reverse merger on March 30, 2006	3,000,000	6,510	(6,510)	-

Dividends to preferred stockholders			(508,279)	(508,279)

Net loss	-	-	(120,747)	(120,747)

Balances, December 31, 2006	12,066,449	$2,053,517	$(2,911,202)	$(857,685)

See the notes to the consolidated financial statements.

SOUTHERN TRUST SECURITIES HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2006	2005

Cash flows from operating activities
Net loss	$(120,747)	$(776,406)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Stock compensation	-	413,000
Bad debt expense	151,123	-
Depreciation	40,062	21,071
Loss on disposal of asset	-	2,162
Changes in operating assets and liabilities:
Securities owned	650,509	(3,883,130)
Due from clearing broker	24,234	76,294
Commissions receivable	(124,659)	88,591
Other receivables	-	(100,000)
Other assets	(27,873)	7,831
Accounts payable and accrued expenses	177,150	522,999

Net cash provided by (used in) operating activities	769,799	(3,627,588)

Cash flows used in investing activities,
Payments for purchases of property and equipment	(374,730)	(770,442)

Cash flows from financing activities
Issuance of preferred stock	-	6,260,000
Proceeds from notes payable	-	400,000
Dividends paid to preferred stockholders	(508,279)	(491,972)
Principal payments on notes payable	(59,726)	(18,930)

Net cash flows provided by (used in) financing activities	(568,005)	6,149,098

Net increase (decrease) in cash and cash equivalents	(172,936)	1,751,068

Cash and cash equivalents, beginning of year	1,808,688	57,620

Cash and cash equivalents, end of year	$1,635,752	$1,808,688

Supplementary disclosure of cash flow information,
Cash paid during the year for interest	$90,428	$56,834

Non-cash investing and financing activities,
Purchase of building with mortgage note	$-	$1,000,000

See the notes to the consolidated financial statements.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.

Nature of operations

Southern Trust Securities Holding Corp. (the "Company”) owns Capital Investment Services, Inc. ("CIS") and CIS Asset Management, Inc. ("CISAM").  Additionally, on October 23, 2006, the Company formed Kiernan Investment Corp. (“KIC”) as an international business company in Belize.  KIC did not have any operations during 2006.

The Company is a Florida corporation and was organized on January 25, 2000.  CIS, a Florida corporation, was organized on June 10, 1999 and is registered as an introducing broker/dealer with the Securities and Exchange Commission (“SEC”).  CIS is a member of the National Association of Securities Dealers, Inc. (“NASD”) and the National Futures Association (“NFA”). CIS operates as an introducing broker clearing customer trades on a fully disclosed basis through a clearing firm.  Under this basis, it forwards all customers transactions to another broker who carries all customers’ accounts and maintains and preserves books and records.  Pershing, LLC currently performs the transaction clearing functions and related services for CIS.  CISAM, a Florida corporation formed on November 22, 2005, is a fee-based investment advisory service which offers its services to retail customers.

Effective March 30, 2006, the Company merged with and into Atlantis Ideas Corp., a Florida corporation (the “Corporation”), and the Corporation changed its name so that, as the surviving entity, it is named “Southern Trust Securities Holding Corp.”  The accounting of this transaction differs from its legal form, as the Company is considered the accounting acquirer and the Corporation the acquired entity.  The transaction has been accounted for as a reverse acquisition under the purchase method of accounting, whereby the assets of the Corporation were revalued and the purchase price allocated to those assets acquired and liabilities assumed.  The Company's historical financial statements are carried forward subsequent to the merger as those of the combined entity.  The Corporation had no operations, no significant assets or liabilities at the time of the merger.  There would have been no material proforma impact on the Company’s consolidated financial position, results of operations and loss per share, had the reverse acquisition occurred on January 1, 2005.

2.

Summary of significant accounting policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, CIS, CISAM and KIC.  All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market accounts.

Securities Owned

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation.  Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized.

The Company provides for depreciation and amortization over the following estimated useful lives:

Building and improvements

40 years

Office equipment

5 years

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.

Summary of significant accounting policies (continued)

Redeemable Securities

In accordance with Emergency Issue Task Force D-98, “Classification and Measurement of Redeemable Securities”, the Company classifies redeemable preferred securities outside of permanent equity when such securities are redeemable for cash at the option of the holder at a fixed or determinable price on a fixed or determinable date.

Revenue and Expense Recognition from Securities Transactions

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Investment Banking Fees

Investment banking fees include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent.  Investment banking revenues also include fees earned in providing financial advisory services.  These revenues are recorded in accordance with the terms of the investment banking agreements.

Managed Account Fees

Managed account fees are primarily earned based on a percentage of assets under management.  Fees are computed and due at specified intervals, generally quarterly and recorded when earned.

Income Taxes

The Company files a consolidated income tax return with its subsidiaries.  The Company complies with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.  Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

The fair values of the Company’s assets and liabilities that qualify as financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” approximate their carrying amounts presented in the accompanying consolidated statements of financial condition at December 31, 2006 and 2005.

Loss Per Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.  Diluted loss per common share incorporates the dilutive effect of common stock equivalents on an average basis during the period.  The calculation of diluted net loss per share excludes potential common shares if the effect is anti-dilutive.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.

Summary of significant accounting policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures.  Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN No. 48, “Accounting for Uncertainty in Income Taxes” – an Interpretation of FASB Statement No. 109.  FIN No. 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.  Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.  The Company will adopt the provisions of FIN No. 48 beginning in the first quarter of 2007.  The Company is currently evaluating the impact of adopting FIN No. 48 on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008.   The Company is currently evaluating the impact of SFAS No. 157 on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial instruments at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial condition and results of operations.

3.

Securities owned

The balance of securities owned consisted of the following at December 31

	2006	2005

U.S. Government obligations	$3,279,400	$3,912,118
Equity securities	40,233	58,024

	$3,319,633	$3,970,142

At December 31, 2006 and 2005, U.S. Government securities with a $400,000 face value served as collateral for a note payable to a bank (see Note 5).

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.

Property and equipment

Property and equipment consisted of the following at December 31:

	2006	2005

Building and improvements	$1,386,922	$1,046,193
Land	725,000	725,000
Office equipment	48,480	14,480
	2,160,402	1,785,673
Less: accumulated depreciation	(73,413)	(33,352)
	$2,086,989	$1,752,321

Depreciation expense was $40,062 and $21,071 for the years ended December 31, 2006 and 2005, respectively.

5.

Notes payable

Notes payable consisted of the following at December 31:

	2006	2005
Note payable to a bank, secured by U.S. Treasury notes with a face value of $400,000, with monthly payments of $3,379, including interest at 5.93%, due July 20, 2020.	$375,725	$393,121

Mortgage payable to a bank, secured by the building, with monthly payments of $9,207, including interest at 7.28%, due July 20, 2020.	945,619	987,949

	$1,321,344	$1,381,070

Maturities of the notes payable are approximately as follows:

For the Year ending December 31,
2007	$ 61,000
2008	65,000
2009	70,000
2010	75,000
2011	80,000
Thereafter	970,000

$ 1,321,000

The terms of the notes include requirements for maintaining certain financial covenants at the end of each fiscal year.  At December 31, 2006, the Company was not in compliance with one of its financial covenants for which a waiver was obtained on April 26, 2007.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.

Income taxes

At December 31, 2006, the Company had net operating loss (“NOL”) carry-forwards for federal and state purposes approximating $1.1 million.  These losses are available for future years and expire through 2026.  Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset at December 31, 2006 is summarized as follows:

	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$433,000	$388,000
Intangible asset	211,000	220,000

Deferred tax assets	644,000	608,000
Less: Valuation allowance	(644,000)	(608,000)

Net deferred tax asset	$-	$-

A reconciliation of income tax expense computed at the U.S. federal, state and local statutory rates and the Company’s effective tax rate is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005

Statutory federal income tax	(34)%	(34)%
expense

State and local (net of federal
benefits) income tax	(4)	(4)

Valuation allowance	38	38
	-%	-%

The Company has taken a 100% valuation allowance against the other timing differences and the deferred tax asset attributable to the NOL carry-forwards of $1.1 million and $1 million at December 31, 2006 and 2005, respectively, due to the uncertainty of realizing the future tax benefits.  The increase in valuation allowance of $36,000 is primarily attributable to the Company’s net operating loss incurred during the year ended December 31, 2006.

The Company files a consolidated income tax return with its subsidiaries.  Income taxes are charged by the Company based on the amount of income taxes the subsidiaries would have paid had they filed their own income tax returns. In accordance with SFAS No. 109, “Accounting for Income Taxes”, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.

Stockholders’ equity

Reverse Merger

Prior to the merger, the Corporation had 3,000,000 shares of common stock issued and outstanding and no issued shares of preferred stock.  The Company had 8,242,226 shares of common stock issued and outstanding and 313,000 shares of Series A 8% Convertible Preferred Stock issued and outstanding.  After the merger, the Company is authorized to issue 100 million shares of common stock, no par value and 10 million shares of preferred stock, no par value.

As a result of the merger (see Note 1), all of the issued and outstanding common stock of the Company immediately prior to the merger was converted into shares of common stock of the Corporation on a 1 to 1.1 basis.  The Company’s historical stockholders’ equity prior to the merger was restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to common stock.  The Company’s accumulated deficit was carried forward after the acquisition.  In addition, operations prior to the merger are those of the Company. Lastly, loss per share for periods prior to the merger was restated to reflect the equivalent number of shares outstanding.

8.

Series A 8% Convertible Preferred Stock

During February 2005, the Company issued 313,000 shares of Series A 8% convertible preferred stock (the “Preferred Stock”) and raised $6,260,000.  Each stockholder also received 6.5168 shares of common stock for each share of Preferred Stock.

The Preferred Stock provides for non-cumulative dividends at the rate of 8% per year, payable quarterly, in cash or common stock at the Company’s election.  Each share of the Preferred Stock is convertible into shares of the Company’s common stock at any time after six months after issuance of the Preferred Stock.  The rate of conversion is 1.58 shares of common stock per each Preferred Stock share (the “Conversion Rate”).  Certain circumstances will cause an automatic conversion, such as the sale of substantially all of the Company’s assets, the consummation of a merger or consolidation where the Company is not the surviving company, or the sale or exchange of substantially all of the Company’s common stock.  The holders of the Preferred Stock have liquidation preferences over the holders of the Company’s common stock.  The Preferred Stock can be redeemed for $22 per share or for the Company’s common stock at the Company’s option or, after August 1, 2008, at the holder’s option.  After such date, if redemption is for cash, shares will be redeemed at the rate of one tenth of such aggregate shares per quarterly period for any ten consecutive quarters commencing after August 1, 2008.

As a result of the merger (see Note 1), all of the issued and outstanding Series A 8% Convertible Preferred Stock of the Company was converted into Series A 8% Convertible Preferred Stock of the Corporation on a 1 to 1 basis.  The Company’s Series A 8% Convertible Preferred Stock, by its terms, provided that it would automatically convert into shares of the Company’s common stock upon the consummation of a merger or a consolidation in which the Company was not the survivor.  All of the holders of the Company’s Series A 8% Convertible Preferred Stock waived their right and accepted shares of Series A 8% Convertible Preferred Stock of the Corporation in the merger.

9.

Warrants

For the years ended December 31, 2006 and 2005, warrant activity is as follows:

Exercise Price Per Share	Warrants Expiring	Balance January 1, 2005	Warrants Issued	Exercised 2005	Expired 2005	Balance December 31, 2005	Exercised 2006	Expired 2006	Balance December 31, 2006

$ 1.00	March 1, 2008	-	62,500	-	-	62,500	-	-	62,500

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All warrants outstanding at December 31, 2006 and 2005 are exercisable.

10.

Employee benefit plan

The Company has established a retirement and savings plan for the benefit of employees who have at least one hour of service and have attained the age of 21 years.  Under the provisions of the plan, participants may contribute up to 25 percent of their compensation.  The Company has the option of matching a percentage of employee contributions.  The Company did not make any contributions to the plan in 2006 and 2005.

11.

Net capital requirement

CIS is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1.  This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1.  CIS is also subject to the Commodity Futures Trading Commission’s minimum financial requirements which require that it maintains net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1.  At December 31, 2006, CIS’s net capital was approximately $3.4 million which was approximately $3.3 million in excess of its minimum requirement of $100,000.

12.

Exemption from Rule 15c3-3

CIS is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

13.

Concentration of risk

Off-balance Sheet Risk

Pursuant to a clearance agreement, CIS introduces all of its securities transactions to a clearing broker on a fully-disclosed basis.  All of the customers' money balances and long and short security positions are carried on the books of the clearing broker.  In accordance with the clearance agreement, CIS has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by CIS.  In accordance with industry practice and regulatory requirements, CIS and the clearing broker monitor collateral on the customers' accounts.  In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, CIS’s customer activities involve the execution, settlement and financing of various customer securities transactions.  These activities may expose CIS to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and CIS has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

SOUTHERN TRUST SECURITIES HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.

Commitments and contingencies

Legal Claims

As of December 31, 2006, CIS is party to one claim for arbitration.  Management believes that CIS has meritorious defenses to the claim and that the proceedings can be successfully defended.  However, the outcome of this matter is not predictable with assurance.

Operating Leases

At December 31, 2006, the Company is obligated under leases for office space that expire in October 2007.  These leases provide for increases in operating expenses over base year amounts.  Approximate future aggregate annual rental payments under the leases for the year ending December 31, 2007 would be approximately $45,000.  Rent expense under these lease agreements for the years ended December 31, 2006 and 2005 was approximately $52,000 and $50,000, respectively.  In addition, the Company paid approximately $40,000 and $8,000 in 2006 and 2005, respectively to rent space overseas on a month-to-month basis.

15.

Related party transactions

During 2005, the Company issued shares of common stock to executives and employees as compensation for their services.  Accordingly, the value of the shares issued is included as an expense in the consolidated statements of operations.

16.

Subsequent events

Business Acquisition

During the first quarter of 2007, the Company entered into an agreement to work in concert with Inversora Castellanos, S.A., an Argentine company comprised of executives from SanCor, the largest dairy cooperative in Argentina and Administracion de Carteras S.A., an Argentine company comprised of executives from ArsCap S.A., a financial trustee company.  As a group, the Company purchased a controlling interest in AR Growth Finance Corp. (“AR Growth”).  The common stock of AR Growth trades on the Pink Sheets under the symbol “ARGW.PK”. The Company, together with the above companies, plans to implement an acquisition plan to acquire finance related companies in Argentina through AR Growth.  The Company will account for its investment in AR Growth under the equity method.

Employment Agreements

On January 4, 2007, the Company entered into employment agreements with several of its key executives.  The agreements are for a two to three-year duration and renew automatically for one year unless either party provides notice of non-renewal 30 days prior to the anniversary date of the agreement, or the agreement is earlier terminated in accordance with its terms.  Two of the agreements are for a two-year duration with total compensation of $247,000 per year. The third agreement is for a three-year duration with total compensation of $150,000 per year.

As part of the agreements, the Company granted 4,500,000 shares vesting in three years to one of the executives, 922,389 shares vesting equally over the next eighteen months to another executive and 200,000 options to the third executive exercisable on December 31, 2007 and for a period of ten years.

One of the key executive’s agreement provides for a lump-sum payment of $5 million and the repurchase of all shares based on their fair market value, if his employment is terminated as a result of a change of control.  Should the executive’s employment be terminated for any other reason, the Company would have to pay him $2 million and repurchase all of his shares based on their fair market value.  Lastly, another agreement provides for a lump-sum payment of $1 million to one of the executives if his employment is terminated due to change of control.

Stock Purchase Agreement

In April 2007, an individual purchased 500,000 shares of the Company’s common stock for $.50 per share pursuant to the terms of a stock purchase agreement executed in January 2007.

EXHIBITS

2.0	Agreement and Plan of Merger between Southern Trust Securities Holding Corp. and Atlantis Ideas Corp.
2.1	Share Exchange Agreement between Southern Trust Securities Holding Corp. and Capital Investment Services, Inc.
3(i)	Amended and Restated Articles of Incorporation of Southern Trust Securities Holding Corp.
3(ii)	Bylaws of Southern Trust Securities Holding Corp.
4.1	Form of Common Stock Certificate of Southern Trust Securities Holding Corp.
10.1	Employment Agreement between Southern Trust Securities Holding Corp. and Robert Escobio.
10.2	Employment Agreement between Southern Trust Securities Holding Corp. and Kevin Fitzgerald.
10.3	Employment Agreement between Southern Trust Securities Holding Corp. and Susan Escobio.
21.0	Subsidiaries of the Registrant (See “Business Section” of Registration Statement”)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized as of April 30, 2007.

SOUTHERN TRUST SECURITIES HOLDING CORP.

By:	/s/ Robert Escobio
Robert Escobio
Chief Executive Officer